UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM SD

SPECIALIZED DISCLOSURE REPORT

NEWS CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	001-35769	46-2950970
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

1211 Avenue of the Americas, New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

Michael L. Bunder, Esq.
Senior Vice President, Deputy General Counsel and Corporate Secretary
(212) 416-4200
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Introduction

News Corporation (the "Company") has prepared this Form SD for the reporting period from January 1 to December 31, 2014 to satisfy the requirements of Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the "Rule").  The Rule requires a registrant to disclose certain information where conflict minerals (as defined in the Rule) are necessary to the functionality or production of a product manufactured or contracted to be manufactured by the registrant.  Additional information is required to be disclosed if the registrant determines that the conflict minerals originated from any of the Covered Countries (as defined in the Rule).  Under the Rule, "conflict minerals" consist of cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten ("3TG").  "Covered Countries" for purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company is a global diversified media and information services company comprised of businesses across a range of media, including news and information services, book publishing, cable network programming in Australia, digital real estate services, digital education and pay-TV distribution in Australia.  During calendar year 2014, the Company contracted to manufacture a product for which 3TG are necessary to the functionality or production of the product. As a result, the Company conducted a good faith reasonable country of origin inquiry (described below) into its supply chain for the 3TG in that product to determine whether any of the 3TG contained in the product originated in the Covered Countries.  Based on its reasonable country of origin inquiry, the Company has no reason to believe that the necessary 3TG contained in the product may have originated in the Covered Countries.

Reasonable Country of Origin Inquiry

The Company began its reasonable country of origin inquiry by requesting that the direct supplier that the Company contracted with to manufacture the product (the "Supplier") provide information regarding the origin of the 3TG contained in the product. Specifically, the Company requested that the Supplier provide information to the Company concerning the 3TG contained in the product using the Conflict Minerals Reporting Template (3.02 version), developed by the Conflict-Free Sourcing Initiative (previously known as the EICC-GeSI Conflict Minerals Reporting Template).  The Conflict Minerals Reporting Template asked that the Supplier provide information, including (i) whether the finished product contained 3TG and, if so, the type of 3TG, (ii) whether the 3TG were necessary to the functionality or production of the finished product, (iii) whether the 3TG were all sourced from recycled or scrap materials, (iv) whether the 3TG originated in the Covered Countries, and (v) whether the Supplier had received 3TG information from all of its suppliers.

Results

The Supplier's response indicated that it had received information on the source of the 3TG used in the product from more than 75% of its suppliers, and that the information from these upstream suppliers indicated that the 3TG in the product supplied to the Company did not originate in the Covered Countries. The Supplier's response also indicated that, through its conflict minerals sourcing policy, it expects its upstream suppliers to supply 3TG that come from smelters that have been verified by the Electronics Industry Citizenship Coalition, or EICC, as conflict-free.

Determination

Based on its reasonable country of origin inquiry as described above, the Company has no reason to believe that the necessary 3TG contained in the product may have originated in the Covered Countries.  Accordingly, the Company determined that no additional due diligence measures were required to be taken.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company has filed this Specialized Disclosure Form (Form SD) and such disclosure is also available at http://investors.newscorp.com/sec.cfm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

News Corporation

Date: May 20, 2015	By:	/s/ David B. Pitofsky
	Name:	David B. Pitofsky
	Title:	Executive Vice President, General Counsel and Chief Compliance Officer